Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

April 6, 2023

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 10663
60/40 Strategic Allocation Port. 2Q '23 - Term 7/16/24 75/25 Strategic Allocation Port. 2Q '23 - Term 7/16/24
(the “Trust”)
CIK No. 0001960250 File No. 333-270038

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Portfolio

1.Please disclose how a company’s debt-to-equity and beta are evaluated in determining a company’s ranking (e.g., do companies with low risk and low volatility receive a higher ranking?).

Response:In accordance with the Staff’s comment, the disclosure will be revised as follows:

Risk Model

- Debt-to-equity. Compares a company's long-term debt to their stockholder's equity. Higher levels of this ratio are associated with higher risk, lower levels with lower risk. Companies with a lower debt-to-equity ratio receive a higher ranking.

- Beta. Compares a security's volatility relative to the market. A security with a beta less than 1 would generally be considered lower risk than the market. A security with a beta more than 1 would generally be considered higher risk than the market. Companies with a lower beta receive a higher ranking.

- Earnings variability. Compares a company's trailing 12-months earnings per share from the previous five years against a straight, or linear, trend line. Companies that have more consistent earnings growth receive a higher ranking.

The Trust confirms corresponding changes will be made to the Value & International Model and the Growth Model.

2.Please disclose whether price-to-cash flow can be used in making a growth determination.

Response:The Trust notes the disclosure, as currently presented, is accurate. The growth and value/international models are multi-factor models encompassing a variety of factors to provide broad diversification within each sleeve. The “price-to-cash flow” factor is a commonly used metric for classifying and valuing stocks, which can be used in making a growth determination. The research department considers the “price-to-cash flow” metric in both models and as such, the metric is included under both models.

Risk Factors

3.If the underlying ETFs invest in bonds that reference LIBOR, please add risk disclosure.

Response:In accordance with the Staff’s comment, if a Trust’s final portfolio has exposure to funds that invest in bonds that reference LIBOR, appropriate disclosure will be added to prospectus.

4.If the Funds held by the Trust invest in subprime residential mortgage loans, please add relevant risk disclosure.

Response:In accordance with the Staff’s comment, if the Trust’s final portfolio has exposure to funds that invest in subprime residential mortgage loans, appropriate disclosure will be added to the Trust’s prospectus.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon